mk



10029729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

MAR 01 2010

Washington, DC

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SEC FILE NUMBER

8- 38156

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2009** AND ENDING **DECEMBER 31, 2009**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INTERVEST INTERNATIONAL EQUITIES CORPORATION**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1980 DOMINION WAY, SUITE 202
(No. and Street)

COLORADO SPRINGS   **CO**   **80918**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT E. COPUS, PRESIDENT, COO   **(719) 592-9299**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNELIUS, SCHOU, LEONE & MATTESON, LLC
(Name – if individual, state last, first, middle name)

4496 SOUTHSIDE BLVD.   **JACKSONVILLE**   **FL**   **32216**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

-3-

OATH OR AFFIRMATION

I, **ROBERT E. COPUS** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **INTERVEST INTERNATIONAL EQUITIES CORPORATION** , as of **DECEMBER 31** , 20 **09** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

STATE OF COLORADO
COUNTY OF EL PASO
SIGNED BEFORE ME THIS 23rd **DAY**
OF February , 2010.

_____
Notary Public

Signature

PRESIDENT & CEO
Title

NOTARY PUBLIC STATE OF COLORADO
My Commission Expires 10-07-2011

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXX **Cash Flows.**
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

INTERVEST INTERNATIONAL EQUITIES CORPORATION [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1980 DOMINION WAY, SUITE 202 [20]

(No. and Street)

COLORADO SPRINGS [21]   **CO** [22]   **80918** [23]

(City)   (State)   (Zip Code)

SEC FILE NO.
8-38156 [14]
FIRM I.D. NO.
CRD# 20289 [15]
FOR PERIOD BEGINNING (MM/DD/YY)
01/01/09 [24]
AND ENDING (MM/DD/YY)
12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT E. COPUS [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]
[34]
[36]
[38]

(Area Code) — Telephone No.

(719) 592-9299 [31]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20 ____

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CORNELIUS, SCHOU, LEONE & MATTESON, LLC | 70 |

ADDRESS

| **4496 SOUTHSIDE BLVD.** | 71 | **JACKSONVILLE** | 72 | **FL** | 73 | **32216** | 74 |
| Number and Street | | City | | State | | Zip Code | |

CHECK ONE

    [X] Certified Public Accountant | 75 | **FOR SEC USE**

    [ ] Public Accountant | 76 |

    [ ] Accountant not resident in United States | 77 |
    or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

Intervest International Equities Corporation
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	381,150
Accounts receivable		149,099
Deposit with clearing organization (cash)		25,000
Investments		49,550
Prepaid insurance		88,188
Due from parent company		59,276
Other assets		3,174
Total Assets	$	755,437

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	165,945
Total Liabilities		165,945
Stockholder's Equity:		
Common stock - 7,500 shares, $1.00 par value authorized, 200 shares issued and outstanding		200
Additional paid-in capital		13,842
Retained earnings		575,450
Total Stockholder's Equity		589,492
Total Liabilities and Stockholder's Equity	$	755,437

See accountants' report.

Intervest International Equities Corporation
Statement of Income
Year Ended December 31, 2009

Revenues:

Mutual funds and variable products	$ 4,525,558
Commissions	211,881
Direct participation programs	271,178
Other	65,975
Total Revenues	5,074,592

Expenses:

Commissions	3,887,080
Overhead reimbursements to parent company	1,014,484
Other operating expense	65,618
Total Expenses	4,967,182
Operating Income	107,410

Other Income (Loss):

Interest income	1,241
Loss on investments	(12,225)
Total Other Income (Loss)	(10,984)
Net Income	$ 96,426

See accountants' report.

Intervest International Equities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Totals	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2009	$ 493,066	$ 200	$ 13,842	$ 479,024
Net Income	96,426	-	-	96,426
Balance at December 31, 2009	$ 589,492	$ 200	$ 13,842	$ 575,450

See accountants' report.

Intervest International Equities Corporation
Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows From Operating Activities

Net income	$ 96,426

Adjustments to reconcile net income to net cash
   provided by operating activities:

Loss on investments	12,225
Increase in receivables	(12,008)
Decrease in prepaid insurance	3,302
Decrease in other assets	2,282
Decrease in payables	(17,814)
Total Adjustments	(12,013)
Net Increase in Cash	84,413
Cash at January 1, 2009	296,737
Cash at December 31, 2009	$ 381,150

Intervest International Equities Corporation
Notes to Financial Statements
Year Ended December 31, 2009

The company (originally named Kickapoo Securities Corp.) was organized under the laws of the State of Texas on June 11, 1987, to conduct business as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). On July 6, 1987, the company made application with the SEC for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act; such application was approved on July 31, 1987. The company was acquired by, and became a wholly-owned subsidiary of Intervest International, Inc. (III), during January, 1988. Operations actually commenced during February, 1988. Effective March 31, 1988, the company was merged into a newly-organized Florida corporation (also owned by III) named Intervest International Equities Corporation. Such merger was acknowledged by the State of Texas on July 6, 1988. The merger transaction was accounted for as a pooling of interests.

1. Significant Accounting Policies

For purposes of the statement of cash flows, the company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenues are recognized when customers' funds are received by sponsors/underwriters. Operating expenses, including commissions, are recognized as incurred.

2. Commitments and Contingent Liabilities

The company has an agreement with III, its parent company, whereby the company reimburses III for its share of common overhead expenses, including the following: office space and equipment, administrative personnel, telephone, parking, postage, and other office supplies and expense.

3. Net Capital Requirements

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the company had net capital of $403,243 which was $392,180 in excess of its required capital of $11,063. The company's aggregate indebtedness to net capital ratio was 0.41 to 1.

Intervest International Equities Corporation
Notes to Financial Statements (continued)
Year Ended December 31, 2009

4. Income Taxes

The parent company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2003. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. The parent company has also made an election to treat its wholly-owned subsidiary (the Company) as a qualified subchapter S subsidiary, or "Q-sub". A Q-sub is not taxed as a separate corporation, and all its tax items are treated as belonging to the parent.

5. Investments (at cost)

The company has acquired long-term investments in The Nasdaq Stock Market, Inc., as follows:

Balance, December 31, 2008	$ 61,775
Unrealized holding loss	(12,225)
Balance, December 31, 2009	$ 49,550

The common stock's cost basis is $42,025.

6. Litigation

- In 2008, an investor filed litigation naming the Company, two former Company representatives, and various business names under which the two former representatives allegedly operated, as defendants. The investor claims that the two former representatives sold unregistered securities to him in the form of promissory notes from a real estate development entity. The investor claims that the Company is liable for the actions of the two former representatives under the theory of *respondeat superior*. The investor seeks unspecified damages, estimated to be $250,000.

In a separate action in 2009, an additional investor, along with 35 other plaintiffs, filed litigation naming the Company, the same two former Company representatives, and various business names under which the two former representatives allegedly operated, as defendants. The plaintiffs claim that the two former representatives sold unregistered securities to them in the form of stock certificates and/or promissory notes in real estate development entities. The plaintiffs claim that the Company is liable for the actions of the two former representatives under the theory of *respondeat superior*. The plaintiffs seek aggregate damage in excess of 2.7 million dollars.

The Company is vigorously challenging this litigation.

6. Litigation (continued)

- In 2009, investors, through their attorney, sent a written complaint, naming the Company and one of the Company's registered representatives. The investors claim that the representative made several unsuitable sales of corporate private placement secured notes and have demanded $500,000 (the face value of the notes) plus interest. The investors are already party to mass action litigation against the two trustee banks involved in the private placement.

  The Company has responded to the investors' attorney with certain documents. It is the Company's position that the investors will have to continue with the mass action litigation and that this litigation must conclude before they can attempt to recover any remaining losses from the Company or the representative.

  The Company will vigorously defend any attempt to recover any remaining losses.

Supplementary Information

Intervest International Equities Corporation

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

INTERVEST INTERNATIONAL EQUITIES CORPORATION

as of **12/31/2009**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ **589,492**		3480
2. Deduct ownership equity not allowable for Net Capital	19 ( )		3490
3. Total ownership equity qualified for Net Capital	**589,492**		3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities	$ **589,492**		3530
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ **178,816** **	3540	
B. Secured demand note delinquency		3590	
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600	
D. Other deductions and/or charges		3610	(**178,816**) 3620
7. Other additions and/or allowable credits (List)			3630
8. Net capital before haircuts on securities positions	20 $ **410,676**		3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments	$	3660	
B. Subordinated securities borrowings		3670	
C. Trading and investment securities:			
1. Exempted securities	18	3735	
2. Debt securities		3733	
3. Options		3730	
4. Other securities	**7,433**	3734	
D. Undue Concentration		3650	
E. Other (List)		3736	(**7,433**) 3740
10. Net Capital		$ **403,243**	3750

OMIT PENNIES

** **NON-ALLOWABLE RECEIVABLES**	$	**62,454**
DEPOSIT WITH CLEARING ORGANIZATION		**25,000**
PREPAID INSURANCE		**88,188**
OTHER ASSETS		**3,174**
	$	**178,816**

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

as of __**12/31/2009**__

INTERVEST INTERNATIONAL EQUITIES CORPORATION

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ **11,063**	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ **5,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$ **11,063**	3760
14. Excess net capital (line 10 less 13)	$ **392,180**	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ **386,648**	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ **165,945**	3790
17. Add:		
A. Drafts for immediate credit ....21 $ _____		3800
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $ _____		3810
C. Other unrecorded amounts (List) .... $ _____		3820
	$	3830
18. Total aggregate indebtedness	$ **165,945**	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	% **41**	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ **N/A**	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **INTERVEST INTERNATIONAL EQUITIES CORPORATION**	as of **12/31/2009**

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firm $_{30}$ **PERSHING, LLC** | 4335 | **X** | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
$_{32}$ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
$_{33}$ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
$_{34}$ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
$_{35}$ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ $_{36}$ **NONE** [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Reconciliation of the computation of Net Capital under Rule 15c3-1:

Net capital per fourth quarter (quarter ended 12/31/09) FOCUS Report	$ 403,243
Audit adjustments: None	-
Net capital per audit	$ 403,243

Reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3:

Not applicable, since the company meets the requirements of the exemptive provisions contained in Rule 15c3-3C(k)(2)(ii), and did not at any time have possession or control of customer funds or securities during the year ended December 31, 2009.

See accountants' report.



**Cornelius
Schou
Leone &
Matteson**

A Limited Liability Company
Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Intervest International Equities Corporation for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.cslmcpa.com

Cornelius
Schou
Leone &
Matteson
A Limited Liability Company
Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5 (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cornelius, Schou, Leone & Matteson, LLC

January 21, 2010

Financial Statements, Supporting Schedules and Other Reports

Intervest International Equities Corporation

Year Ended December 31, 2009
with Report of Independent Auditors

Contents

Financial Statements

Supplementary Information



Cornelius Schou Leone & Matteson

A Limited Liability Company
Certified Public Accountants

Report of Independent Auditors

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

We have audited the accompanying statement of financial condition of Intervest International Equities Corporation, a Florida Corporation, as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest International Equities Corporation as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 15 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornelius, Schou, Leone & Matteson, LLC

January 21, 2010

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.cslmcpa.com